Filed by Emerson Electric Co.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Aspen Technology, Inc.
Commission File No.: 001-34630

The following is a transcript of a conference call that was posted on the website of Emerson Electric Co. on October 11, 2021:

Emerson and Aspen Technology
Transaction Conference Call
Monday, October 11, 2021, 9:00 AM Eastern

CORPORATE PARTICIPANTS

Lal Karsanbhai – President and Chief Executive Officer, Emerson

Frank Dellaquila - Chief Financial Officer, Emerson

Colleen Mettler - Vice President of Investor Relations, Emerson

Antonio Pietri – CEO, AspenTech

Chantelle Breithaupt - Chief Financial Officer, AspenTech

Emerson

Monday, October 11, 2021, 9:00 AM Eastern

PRESENTATION

Operator

Good morning and welcome to the Emerson and Aspen Technology Transaction Conference Call. All participants will be in listen only mode. Should you need assistance, please signal our conference specialists by pressing the “*” key followed by “0.” After today's presentation, there will be an opportunity to ask questions. To ask a question you may press “*” and then “1.” To withdraw your question, please press “*”then “2.” Please note, this event is being recorded. I would now like to turn the conference over to Colleen Mettler, Vice President of Investor Relations at Emerson. Please go ahead.

Colleen Mettler

Thank you. Good morning, everyone, and thank you for joining us to discuss our exciting transaction with Aspen Technology. I encourage everyone to follow along with the slide presentation, which is available on our and AspenTech's website. As always, this presentation and responses to questions may include forward-looking statements, including the company's outlook for the remainder of the year.

Information on factors that could cause actual results to vary materially from those discussed today is available in Emerson and AspenTech's most recent annual report on form 10-K, as filed with the SEC. After our remarks, we will hold Q&A. As you can see, we have a lot of information to go through this morning, and would appreciate you limiting your question to one. With that, I’d now like to turn over the presentation to Emerson's President and CEO, Lal Karsanbhai. Over to you, Lal.

Lal Karsanbhai

Thank you, Colleen, and thank you everyone for joining us this morning to discuss an exciting step forward for Emerson and for Aspen Technology. Before I start, my name is Lal Karsanbhai, as Colleen said. Some of you don't know me on the phone. I'm President and CEO of Emerson. And I'd like to thank the Board of Directors of Emerson, the Board of Directors of AspenTech, the management teams of both companies, but especially AspenTech CEO Antonio Pietri, who's joining me here today. I'm very excited about this opportunity, Antonio. Antonio and I have a lot in common, particularly in terms of numbers. We’ve both been with our respective companies. 26 years, Antonio?

Antonio Pietri

That's right.

Lal Karsanbhai

You've been, however, CEO for eight years?

Antonio Pietri

That’s right.

Lal Karsanbhai

I've been CEO for eight months. So we've got that commonality. But we both came to this country with dreams. And I think as we take this step forward, we get to realize a lot of those together.

Antonio Pietri

Great, I appreciate that, Lal.

Emerson

Monday, October 11, 2021, 9:00 AM Eastern

Lal Karsanbhai

I’m energized by that. I'm also joined by Chantelle Breithaupt, Chief Financial Officer of AspenTech. Welcome Chantelle.

Chantelle Breithaupt

Thank you. Good morning.

Lal Karsanbhai

And of course, my colleague and friend Frank Dellaquila, Emerson's Chief Financial Officer will also join us on the call today. You will hear from each of these leaders during the call, and we will answer questions at the end. So let's turn to slide five.

One of my key priorities since taking over as CEO has been to conduct a rigorous evaluation of our portfolio while continuing to deliver results for our shareholders. We have worked hard to diversify our portfolio and pursue inorganic and organic paths to drive higher underlying sales growth. In doing so, we identified our core capabilities and strengths that offer the greatest value creation opportunities. Building on our strong foundation of intelligent devices and control systems, Emerson has been investing in industrial software technologies for more than a decade. This strategy has been validated as our customers continue to prioritize software to help drive improvements in safety, reliability, emissions, and productivity. Today's transaction is an important step in the acceleration of our software strategy as we are poised to deliver on this significant opportunity.

We know and respect AspenTech immensely from working closely with Antonio and his team on a successful commercial alliance that began in 2018. We have also admired the company's performance and leadership in the industrial software arena over the years. By doing this transaction, Emerson will have a majority stake in AspenTech. And together, we are creating an enhanced, high-performance soft industrial software leader that will serve the strategic objectives of both organizations. This is a win-win for Emerson and AspenTech shareholders, creating significant value from the strength of the new company and financial flexibility to fuel continued growth.

Let’s turn to slide six. Together, we are forming the new AspenTech consisting of existing AspenTech business of Emerson’s OSI Inc. and geological simulation software business. The new AspenTech will be a more valuable, better positioned industrial software leader with the flexibility to accelerate investment and growth. Emerson will own 55% on a fully diluted basis of this new, highly competitive company, vastly accelerating our software strategy. AspenTech shareholders are receiving significant immediate cash value plus 45% ownership of a new well diversified company. Through this structure, combining capital and global expertise into an established industrial software leader with a pure-play focus. Quite a combination, Antonio.

Antonio Pietri

It is.

Lal Karsanbhai

Very exciting. With an unlevered balance sheet anchored by Emerson in a robust cash flow generation, new AspenTech is poised to greatly accelerate future growth with clear and focused investment priorities, independent of Emerson's broader capital allocation needs. As a result, new AspenTech will become an engine for both organic and inorganic growth. And we expect

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Monday, October 11, 2021, 9:00 AM Eastern

the employees of OSI Inc. and geological simulation software platform and AspenTech to have enhanced career development opportunities by being part of a technology-driven culture.

We have tremendous respect for AspenTech’s strong foundation and exceptional team. And this investment is a reflection of our enduring belief in AspenTech's value proposition and in our unique capabilities to accelerate its potential. New AspenTech will be an independent, publicly traded company on NASDAQ and will operate under the ACPN ticker.

Let’s turn to slide seven, please. To contextualize this transaction, I want to take a moment to share a bit about Emerson. Emerson is a diversified company with more than $18 billion in revenue and approximately 87,000 employees globally. Today, approximately two-thirds of our business is comprised of automation solutions, and the remaining third made up by commercial residential solutions. Emerson is a purpose-driven company. We drive innovation that makes the world healthier, safer, smarter and more sustainable. And culture, as many of you know, is a cornerstone of our transforming strategy, our transformational strategy, as we modernize Emerson to better serve our various stakeholders, especially our employees.

Technology and innovation are at our core. And we have an extensive IP portfolio serving essential industries, including life sciences, power, and energy. This transaction is a key step in our journey as we continue to position our portfolio towards higher growth, higher margin markets. I'm very excited about this partnership with AspenTech, as hopefully you can tell, which represents the largest industrial software transaction to date.

Let's go on to slide eight, which depicts the industrial software market opportunity that we estimate, as Antonio and I have targeted, a $60 billion opportunity, which is growing very rapidly. The market opportunity span from engineering and design to production control and management, all the way to asset reliability and optimization. Industrial software markets are unique in that, unlike horizontal software, in these markets, expertise in application knowledge across the full range of the industry really matter to bring the value and insight to our customers.

In putting this transaction together, Antonio and I saw an attractive opportunity to capitalize on this evolving landscape and bring our combined expertise together. I'm personally energized to expand our presence across the diverse end markets and bring our customers access to a pure-play software organization.

Turning to slide nine, as you can see on the left, over the last 30 years, manufacturing investment in software has grown significantly. And that's been driven by trends, mega trends like digital transformation, and sustainability. And we expect this trajectory to continue. Based on these mega trends, customers are seeking software partners to help improve performance along a number of dimensions including safety, reliability, production efficiency, while also looking to reduce their emissions.

Let’s turn to slide number 10. As part of this transaction, Emerson is contributing OSI Inc. and its geological simulation software business, standalone software businesses with approximately $300 million of revenue to the new AspenTech. The new AspenTech will be even better positioned to help customers advance their businesses by making them more efficient and sustainable with these assets. We will retain approximately $1 billion of control-related software whose technology is intrinsically tied to our control systems and to our sales channels.

Emerson will continue to grow and invest in control related and embedded software that is essential to our control systems, and will work very closely with AspenTech with our technology.

Emerson

Monday, October 11, 2021, 9:00 AM Eastern

The new AspenTech will have the financial and strategic flexibility to grow with standalone software business.

On slide 11, the new AspenTech will serve a wide range of industrial automation and markets and deliver enhanced value for customers while driving growth for both Emerson shareholders and new AspenTech shareholders. AspenTech is a proven, pure-play software leader, and through the contribution of Emerson's OSI and geological simulation software businesses, we're bringing together two software leaders. This transaction enables us to share technologies, drive innovation, and develop new products across our combined 1,400 software engineers.

On a pro forma basis, new AspenTech is expected to have annual revenues of $1.1 billion, adjusted EBITDA of nearly $500 million, and over $360 million free cash flow before synergies and is expected to achieve mid-teens annual spend growth through 2026. New AspenTech creates a strong platform for value-enhancing transactions with greater scale and even stronger balance sheet to accelerate growth through M&A. That's a very exciting part of this.

Antonio Pietri

It is. It is.

Lal Karsanbhai

On slide 12, the enhanced company will offer solutions that expand the asset lifecycle across engineering and design, operations, and maintenance and asset performance optimization. With the additional capabilities of OSI Inc. and geological simulation software, new AspenTech will expand into new high-growth markets.

In profits in hybrid industries, the AspenTech portfolio provides broad capabilities in engineering and design while OSI Inc. provides unique capabilities in power transmission and distribution in support of grid modernization and reliability. This is going to be particularly important with the extraordinary growth of renewables. New AspenTech will also be well positioned to support blue chip customers’ sustainability needs in current and new energy transition markets in addition to rapidly growing adjacent markets, such as biofuels, hydrogen, and carbon capture.

Looking at chart 13, we've talked about the transaction structure and how this will create value with both Emerson and AspenTech shareholders having ownership of the new AspenTech. In addition to the pre synergy, pro forma revenue and EBITDA figures we referenced earlier, we expect to deliver $110 million EBITDA from cost, business model transformation, and revenue synergies by year five, and an additional $45 million of EBITDA synergies at Emerson. We estimate the total synergies at AspenTech are worth $2.4 billion, while the synergies at Emerson worth $600 million. That's $3 billion in estimated new value across the two companies.

Going forward, I'm delighted to have Antonio as CEO alongside Chantelle and the core of the AspenTech management team. The new company's board of directors will consist of nine directors, five of whom will be designated by Emerson, consistent with 55% ownership. Jill Smith, the current chair of AspenTech, will serve as the chair of the board of directors. And I’m very excited for Jill.

Our two companies have worked together since 2018 when we formed our commercial alliance, and we've put together a comprehensive governance agreement, as well as a key operating and commercial terms that will underpin our working relationship going forward. AspenTech has a great cultural fit with Emerson, and this further gives me the confidence in the power of our

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Monday, October 11, 2021, 9:00 AM Eastern

combination. This transaction, of course, is subject to the approval of AspenTech shareholders and customary closing conditions. It is expected to close in the second quarter of 2022.

Turning to slide 14, my last chart here and I'm going to turn it over to Antonio, as CEO of Emerson, my mission is to generate value-enhancing opportunities for Emerson shareholders, and this innovative approach to capital deployment delivers on that promise. Emerson is contributing approximately $6 billion in cash in $2.5 billion of assets. In exchange, Emerson will own 55% of AspenTech, including the substantial synergies at AspenTech created through the combination, plus 100% of synergies at Emerson. The new AspenTech will be a highly valuable pure-play software company. Today, AspenTech peers trade at a medium multiple 34 times over EBITDA. Over the last three years, that multiple has averaged around 27 times.

If you assume new AspenTech can over time trade at these pure levels, Emerson's value could grow from $9 to $11 billion. Personally, Antonio, I don't want to stop there, given that this business can be a platform for further investment, including M&A, as you and I have talked about. But needless to say, this is a very attractive value creation in a deal with a strong strategic fit and cultural fit, as well.

Frank will go over some more details of Emerson financial highlights later in the presentation. With that, I'll hand it over to Antonio. Antonio, I’m so proud to sit across the table from you today, as we did on July 13 on the north end of Boston, and so happy about our future. And I’ll turn it to you at this point.

Antonio Pietri

Great. Thank you, Lal, and good morning, everyone. First of all, let me introduce myself. I'm Antonio Pietri, President and CEO of Aspen Technology. Being the President and CEO of Aspen Technology for eight years, as Lal highlighted. I told Lal that when my tenure is eight years and his is eight months, his months will go a lot faster than my years. But eventually, I'm sure he will catch up to me.

Second, I want to recognize and thank you, Lal, for the kind words, not only about me and Chantelle and the AspenTech team, but also about the company. What you will find in AspenTech is a company with tremendous people but unbelievable passion for what we do. And that's what really drives the innovation and the creativity in the company. So, very much appreciative for this.

When I first met Lal in person at our dinner that is being quoted, it was my first time. I talked to him a few times over the phone, but in person, what comes across from Lal is great humbleness and really passion for not only Emerson, but what can be accomplished in the new AspenTech going forward. And I felt that I could have a true partner in trusting the new AspenTech on someone like Lal and Emerson. Okay, so and sometimes if you look beyond the technicalities of a transaction, the technology and the value creation, it comes down to people. And I believe on Emerson, Aspen Technology will have a great partner that has similar culture, philosophy, and passion for what you do. So really appreciate that.

Lal Karsanbhai

Thank you, Antonio.

Antonio Pietri

Yeah, so let me get a little bit into Aspen Technology, since some of you may not know about Aspen Technology. First of all, we're the global leader in industrial asset optimization solutions.

Emerson

Monday, October 11, 2021, 9:00 AM Eastern

The company's been around for 40 years and we have the broadest and deepest portfolio of software in the industrial space targeted at the process industries and engineering design. We have a globally diversified customer base, about 2,400 customers on a global basis. Really, the who's who of these industries: 20 out of the largest 20 chemical companies, 20 out of the largest 20 engineer and construction companies, 19 out of the largest 20 petroleum oil and gas companies. And that's because, of course, because we cannot trade with the government of Iran. And that's where one of the oil companies lies.

But in all of that, our customers believe that our solutions are mission critical for their operations because of the value that we create. And over time, our technologies have driven tremendous efficiencies in our customers operations. And today, we estimate that the installed base of our products and our customers’ operations create about $59 billion annually in value for these customers. And that's about 100 to 1 ratio from a standpoint of cost to benefit.

More so lately, though, what we're finding is that customers are putting a greater emphasis on the sustainability benefits from our technologies. And while our technologies have always delivered that sustainability, it is now coming to the forefront because, as we all know, everyone is and we're all very focused on addressing Co2 emissions and achieving net zero carbon emissions over the long run. So our customers are putting a lot more emphasis on that benefit.

And what we also see is where the crossroads of significant secular trends in this industry is digitalization, sustainability, as I just said, and I would also like to point out that the end-market dynamics are only but improving. If you look at the key metrics that AspenTech relies on from our customers, global economic growth, the price of commodities around oil and gas, chemicals and so on are up and to the right. We feel very good about our outlook over the next five years as well.

But ultimately, what AspenTech is best known for is our execution. We've always had the twin ambitions of best-in-class profitability and double-digit growth. And AspenTech, if not the most profitable publicly traded company, we are one of the top profitable publicly traded companies. And that is reflected in our numbers, 50%, and non-GAAP operating margins against annual spend, best-in-class free cash flow on a percentage basis of annual spend. And while our annual spend growth over the last few years has been the high single digits, this has been bookended by two major macro disruptions, which we hope we're leaving behind as we look forward.

Now, having said all that, our board of directors and myself felt that strategic review of our business was important. And this was something that we did begin in late last year into early this year where we felt diversification was an important strategic pathway for AspenTech. But also scale in a world where, certainly, acquisitions are becoming more commonplace and, therefore, having the capital for those acquisitions is important. And as a result of that process, we decided to embark on an evaluation of potential strategic partners. And it's all culminating today with the work that we're doing and what we're announcing this morning.

Look, again, when we look at the OSI business on slide 17 and the geological simulation software business, what I, beyond the technology and the process in the market in getting to know some of the leaders of those businesses during diligence, what we also found was people with a similar dedication and passion for their industry and their customers. In the case of the OSI business, we're talking about electrical engineers, for the most part, on the case of AspenTech chemical engineers. And equally on the geological and simulation software business is petroleum and geological engineers as well. But tremendous passion for what they

Emerson

Monday, October 11, 2021, 9:00 AM Eastern

do and our customers. And on that basis, we feel very good that there'll be a tremendous cultural fit between the two companies as we move forward and focus on our customers.

Now, these two businesses, are high-quality businesses. The OSI business has projected revenues for 2022 of $220 million and also projecting double-digit growth, while the geological and simulation software business is projecting 2022 revenues of about $130 million and single-digit growth as well. We see tremendous opportunities. The OSI business is also at the center of major mega trends, decarbonization, digitalization, and the decentralization of the power system into a smart grids and micro grids and also on the geological simulation software. Certainly, the rest of our modeling as we optimize production of oil and gas, but also, as you think about decarbonization, and the rejection of Co2 into geological formations for carbon capture and sequestration. This technology will play a pivotal role in sustainability going forward, sort of the reverse. Now, it's been used to produce oil and gas. Now we're going to use it to inject Co2 back into these geological formations to decarbonize the world going forward. So, the combination of these two businesses is projected today at $350 million in revenue, double-digit growth, $110 million of adjusted EBITDA, and about $80 million of free cash flow.

So, on slide 18, if you now look at this combination of AspenTech and the Emerson businesses, what we have achieved in one fell swoop is scale, is diversification. And the goal really here is, as we take these two businesses, is to really not only build on what's already best in class, but make the whole look like Aspen Technology looks today. A best-in-class company, global industrial software powerhouse, mission critical products for our customers across the capital asset lifecycle. Design, operate, and maintain, as I talked about. There’s deep domain expertise in in the whole tremendous leadership in serving these industries.

And then, what else can be done into pharmaceuticals, into metals and mining? And this is where our partnership with Emerson will come through. We're committed to expanding our commercial relationship as separate and independent companies, but certainly leveraging Emerson's tremendous channels to markets and installed base of $120 billion. When they told me that figure, I almost fell off my chair. But also, a sales organization of about 12,000 people in the 87,000 employees of Emerson. And this will allows us to accelerate our growth into pharmaceuticals, into metals and mining, and other industries.

A strong financial profile. The opportunity here is to really unlock the value that exists in the OSI and geological simulation software businesses by turning those businesses into recurring revenue businesses, high margin with a strong free cash flow. We find significant synergy opportunities around revenue, cost, and value creation from the transformation of this businesses and then building a platform that we can use for more acquisitions and to expand into adjacencies.

On slide 19, what I want to highlight is that this transaction makes AspenTech even more relevant for sustainability going forward. You've heard us talk in the past about what our technologies do. Our multivariable control technology, Dow Chemical, has referenced that through the use of that technology and optimization from AspenTech. They've created about $700 million in cumulative savings but also reduced emissions by about 80% over 9 years in their operations.

Now, we have the OSI energy management system and advanced distribution management system solutions. And their Soul River project is our largest U.S. public utility, they're using these capabilities to help reach to help them reach the goal of 65% carbon emission reductions by 2035. Here's the opportunity around their geological simulation business, Aspen plus our

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Monday, October 11, 2021, 9:00 AM Eastern

leading modeling and simulation software combined with the geological simulation software. Not only can we model the operations of extracting Co2 from processes, but then use their capabilities to model the carbon storage optimization and eventually around circularity and carbon and waste management as well. So tremendous opportunities around sustainability.

If you go to slide 20, and this is perhaps very close to my heart because I was the head of operations in Aspen Technology when we went for a revenue model conversion, what you find today in the OSI business and the geological simulation software businesses are two businesses that look exactly like our manufacturing supply chain solutions back in 2009. A perpetual software business with a lot of services that are critical to deliver the value for customers and a term software license business that was our engineering software business.

In 2009, we embarked on a transformation of those businesses to turn them into subscription revenue businesses, but also, more importantly, a new software licensing model: tokens and tokenization. So, we expect that in this transformation over the next few years, we will convert these two businesses into sort of recurring revenue businesses, long-term contracts, five to six years into a token-licensing model business. We’ll create suites around these businesses and, today, they already have a lot of capabilities that can be leveraged into the suites, where we will then start looking at annual spend as a growth businesses and we’ll streamline these businesses from a standpoint of their operations and services to eventually reach a profile that looks exactly like Aspen Technology looks today.

So, tremendous value creation. And this is exciting. We have done this. And we did it very successfully. We are recognized in the software industry for being one of the companies that lead these perpetual-to-term conversions, the tokenization model, and we will do it again. And this is very exciting for us.

On slide 21. Look, I won't get into too much of the details, but we expect significant revenue and cost synergies from all of these revenue synergies around leveraging our capabilities as we go into our common customers with each other’s solutions. The business model transformation synergies equally, and then cost synergies that come from leveraging R&D, SG&A, optimization, but also how do we rationalize as we operate on much greater scale? So, we expect synergies of about $110 million in total EBITDA over 5 years, $40 million in cost savings, and as Lal mentioned, almost $2.4 billion in value creation through the synergies.

On slide 22, well look, scale is really about our ability to compete and outperform in the software space today. And today, we have achieved that scale. You know, Emerson, as a partner, will be a tremendous source of certainly financial support, but also expertise around M&A, around their understanding of the software space, the capabilities to integrate assets as we acquire them, and then the financial benefit that we will have from a standpoint of acquiring and benefiting from the high multiples that Aspen Technology will enjoy and other benefits. So great strategic benefits around leveraging this outcome as a platform for future growth and unlocking tremendous value in future opportunities.

Then, on slide 23, this is really about my message to the Aspen Technology investors and shareholders back in February when we did our investor day. Back then, in February, we talked about our journey to $1 billion and achieving that by 2025 with best-in-class margins and profitability, diversifying the company into other industries, and making ourselves more relevant around sustainability. Well, six months, seven months later, we have achieved this.

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Monday, October 11, 2021, 9:00 AM Eastern

And there were certainly questions about our journey to $1 billion and whether that was going to be possible in the timeline that we outlined. Well, here we are. The outcome of all of this is a $1.1 billion company with very high margins and diversified into new industries. Our ambitions are not stopping here. As Chantelle will talk in more detail, we will lay out a model where we expect to be $1.5 billion by 2026 with best-in-class margins like the margins we have today and, certainly, double-digit growth because those are our ambitions. Best in class profitability, double-digit growth. And I know this is what Lal is excited about. The Emerson team is excited about. This is what my board and Chantelle and the AspenTech management team is about and we can’t wait to get to work on this.

So, I hope you all appreciate that there are certainly many pathways to achieving objectives, and we have done so. Now, we're recalibrating at a bigger scale, better capitalized. What you have in AspenTech is not only a company with scale, but we're being left with the same debt and leverage that we had before all of this happening. And this was something that was very attractive about the structure of this deal and what Lal proposed to me and the AspenTech board in due time.

So with that, look, I just want to say, I've been saying all alone, I've never been as excited about the future of Aspen Technology as I am today. And today, I'm even more excited. We now have a tremendous platform for growth. Again, I want to thank Lal and the Emerson team, the Emerson board for the unanimous support for this transaction, and we will make sure that we reward the trust that you put in us, Lal. Thank you.

Lal Karsanbhai

Thank you for those words.

Antonio Pietri

Great. So, Chantelle.

Chantelle Breithaupt

Thank you.

Antonio Pietri

Chantelle is now going to tell you even more exciting new here. So, go ahead.

Chantelle Breithaupt

Thank you, Antonio. And thank you, Lal. It's a pleasure to be here today with you and Frank as well. I would like to start by providing some color on the financial profile of Emerson's OSI and geological simulation software businesses, standalone AspenTech, and what we expect for the combined entity.

If I can now refer you to slide 25. On a combined basis, new Aspen tech is expected to achieve approximately $1.07 billion of revenue in fiscal 2022 and generate approximately $490 million of adjusted EBITDA and $360 million of free cash flow. AspenTech represents about two-thirds of the expected revenue and has adjusted EBITDA margins in the low 50s, while OSI and geological simulation software will represent the other third of the revenue, and has adjusted EBITDA margins currently in the low 30s.

From an annual spend perspective, we expect the combined company to generate roughly $800 million for fiscal 2022. Please note that because of OSI and geological simulations current business model, annual spend is estimated to be $140 million in fiscal 2022. This is due to the

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fact that annual spend does not capture perpetual license contracts. As a result, we are evaluating introducing Annual Contract Value, or ACV, as our primary growth metric starting in fiscal 2023.

While similar to annual spend, ACV will capture the impact of perpetual license and provide a better view of the underlying growth dynamics of the business during this revenue model transition. I would note that AspenTech has gotten off to a strong start this year, we expect annual spent for the first quarter to be approximately $629 million, up 5.5% year over year. We'll provide more detail on our regular earnings call in a few weeks.

On to slide 26. As we look to the future, we are very confident that new AspenTech will have a best-in-class profitability profile with increased scale, diversification, and growth. As Antonio mentioned earlier, we are now targeting $1.5 billion of annual spend by the end of fiscal 2026. This equates to a mid-teens compound annual growth rate. From a profitability perspective, we expect non-GAAP operating margin to be 47 to 50% and free cash flow margin of 41 to 44%. These growth rates and margin targets are consistent with the long-term model we outlined at our investor day earlier this year.

This represents significant expected margin expansion from our pro forma fiscal 2022 adjusted EBITDA and free cash flow margin forecasts of the mid 40s and mid 30s respectively. One of the really attractive parts of this transaction is the diversification of our end market exposure. Power transmission and distribution will become our second largest vertical at 22% with an attractive double-digit growth profile.

For my capital allocation perspective, we intend to use the same framework at new AspenTech we have used in the past, which prioritizes organic and inorganic investments, and then returns excess capital to shareholders through share repurchases. As previously mentioned, new AspenTech is an ideal platform for future acquisitions, and it is our expectation that new AspenTech will be more acquisitive that we have been historically. In the near term, we intend to continue executing on our fiscal 2022 share repurchase program, which calls for buying back up to $50 million of stock per quarter starting in the second quarter.

Now on to slide 27. For AspenTech shareholders, we believe this transaction will generate significant value. We estimate that the contributed Emerson software assets are worth $2.5 billion, or $40 per AspenTech share. Together with the $6 billion of cash consideration being paid by Emerson, AspenTech shareholders are being offered approximately $160 per share before synergies, which is a 27% premium to AspenTech's unaffected market cap.

In addition, we have an in-depth plan to achieve $110 million of annual synergies by year 5, of which $40 million will come from cost savings. We estimate these synergies represent $2.4 billion of value of which AspenTech shareholders would receive $1.1 billion, bringing the total transaction value to $12 billion, or $176 per share, a 40% premium.

Overall, we believe this transaction is an attractive structure that will give our shareholders upfront liquidity and the opportunity to benefit from new AspenTech's increased scale, expanded growth opportunities, and future margin expansion. Before we open it up to questions, I will turn it over to Frank Dellaquila, who will touch on some of the financial highlights and next steps for Emerson and AspenTech.

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Monday, October 11, 2021, 9:00 AM Eastern

Frank Dellaquila

Thank you, Chantelle, and good morning, everyone. Thanks again for joining us on this big day. I'm Frank Dellaquila, Emerson’s CFO. You've heard an awful lot that's good about this transaction from all three of my colleagues here. I'll spend the next few minutes summarizing some of the key benefits and aspects of the transaction from the perspective of the Emerson shareholder.

If you please turn it to slide 29, value creation first, and most importantly, we believe this is a highly strategic and value creating transaction for Emerson shareholders. And you've heard that throughout this presentation. I’ll summarize some of the drivers of the value creation, and I'll provide a bit more detail in a moment.

Emerson and AspenTech have a great working relationship as a result of this strategic alliance that we've had for several years, which that will enable us to get off to a fast start, given the familiarity of our companies. From a reporting standpoint, Emerson will fully consolidate AspenTech into its financial statements with the customary purchase accounting adjustments on the books of both companies. We will begin to amend our supplementary non-GAAP reporting for EBIT and earnings per share to exclude amortization of intangible assets. Going forward, we expect the transaction to be earnings per share a creative on this basis after the first year.

We will continue to have a strong investment-grade balance sheet, and that will give us the flexibility to deploy capital to the advantage of our shareholders to invest both organically and through acquisitions in the future of our company. Financial leverage will be in the mid twos measured by debt to EBITDA at the closing of the transaction, and will improve rapidly due to the strong combined cash flow of the companies and the disciplined capital allocation that Emerson historically observes after a significant transaction.

In addition, we are committed to Emerson's dividend, which has increased for 65 consecutive years. Before I move on to some additional details, I just want to call your attention to the fact that in the press release, we reaffirmed our fiscal 2021 underlying sales guidance of 5 to 6% and our adjusted EPS guidance of $4.06 to $4.08. We're pleased to be able to reaffirm this guidance in this difficult operating environment, and it's a testament to all of the Emerson people around the world who worked hard to make that happen.

If you’ll please turn to slide 30, just a few words about the synergies that are enabled by the transaction. Antonio mentioned the $110 million of EBITDA synergies at AspenTech, and we anticipate an additional $45 million of EBITDA synergies at Emerson driven primarily by the enhanced commercial alliance that we will have, which will be a meaningful expansion from our current partnership. The synergies are largely revenue driven based on tangible and specific business opportunities created by the complementarity of our product and solution portfolio across the two companies.

We will be able to accelerate our strategic alliance by broadening the scope of AspenTech product coverage and leveraging it through Emerson's global salesforce. In addition, there will be technology collaboration. We will unify platforms for critical customer needs such as analytics, predictive capability, and improved uptime. And additionally, as Antonio mentioned, the software business model expertise that AspenTech has proven over the years will help Emerson transform the revenue model for its retained portfolio of control-related software. We will learn. We will also move quickly to implement savings from rationalizing the cost structure of the businesses we retain. All of these benefits will accrue to the benefit of members and shareholders.

Emerson

Monday, October 11, 2021, 9:00 AM Eastern

If you’ll please turn to slide 31. We believe ever since shareholders should be pleased with this transaction for both the long-term benefits that will come from being a prominent force in the industrial software landscape, but importantly, for the near-term financial benefits that result. Emerson shareholders will own 55% of AspenTech, a premier industrial software company in its own right, that will be enhanced by the high-quality assets contributed by Emerson.

On the left-hand side of this slide, you can see that new AspenTech benchmarks very favorably to its industrial software peer group with revenue growth exceeding 10% and margins that are a 10-point premium to the median of its peer group. For Emerson shareholders, the value creation of the transaction comes from three sources. Looking from left to right on the chart, you'll see that Emerson is contributing two businesses, OSI and its geological modeling software business along with $6 billion of cash. The businesses value at about $2.5 billion, so our total investment is about $8.5 billion.

After closing the transaction, as you walk across to the right, Emerson will own 55% of the new AspenTech, which we believe will be a premium valued company given its growth and cash flow characteristics, and that point is key. Emerson will also benefit from owning 55% of the roughly 2.4 billion of synergies that Antonio described. And the third source will be the synergies we ourselves realize, which I summarized a moment ago. Applying a range of multiples for AspenTech's peer group bounded by the current peer median and the historical median, it indicates value accretion for Emerson shareholders that between $0.5 billion and $2.5 billion to be realized over time as the synergies are achieved. Additionally, AspenTech’s strong financial profile and deep industry knowledge will enhance Emerson's ability to explore additional acquisition opportunities in this space. We are confident of our ability to deliver this value to our shareholders and, hopefully, exceed the expectations that we have setting out today.

If you please go to slide 32. Just finally, some closing comments as we conclude our prepared remarks, I just want to note that the transaction is subject to customary closing conditions. We'll have the usual filings, a long competition, and there will be other regulatory approvals. And ultimately, there will be an AspenTech shareholder vote. We hope we have a timeline that will enable us to get all of that done sometime during the second calendar quarter of 2022. And with that, I'd like to hand the call back over to Lal and Antonio, and we will open it up for questions.

Lal Karsanbhai

Thank you, Frank. Chantelle, thank you. Antonio, thank you. And just one last comment before I turn it over to questions, and to Colleen here. These types of transactions don't occur unless there's a meeting of the minds of two CEOs. And there's phenomenal alignment, and I have a tremendous appreciation for the creativity that Antonio brings to the table. But foremost, respect for what he has accomplished and trust in what he will accomplish with this asset. So, I'm incredibly energized.

Antonio Pietri

Thank you, Lal. Thank you. Appreciate those words. Thank you.

Colleen Mettler

And now we'll turn it over to Q&A.

Emerson

Monday, October 11, 2021, 9:00 AM Eastern

QUESTION AND ANSWER

Operator

Thank you, and we will now begin the question and answer session. To ask a question you may press “*” then “1” on your touch tone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press “*” then “2.” As a reminder, please limit yourself to one question. And our first question today will come from Steve Tusa of JP Morgan. Please go ahead.

Steve Tusa

Hi. Good morning.

Unknown Speaker

Good morning.

Unknown Speaker

Good morning, Steve.

Unknown Speaker

Morning, Steve.

Steve Tusa

Congratulations on the transaction.

Lal Karsanbhai

Thanks, Steve. Good to hear your voice.

Steve Tusa

It's great to hear yours, too, Lal. On slide 29, the adjusted EPS you're talking about, are you guys going to cash EPS now? It looks like it excludes amortization.

Frank Dellaquila

Yeah, that's the plan. Hi, this is Frank. That is the plan, Steve. We're going to take the current adjusted EPS that we've had since 2020, and we're going to additionally exclude amortization of intangibles. Correct.

Steve Tusa

Okay, so how much does that add to EPS? What's the level of EPS that adds?

Frank Dellaquila

Well, we'll have to restate for both years, and the transaction will be accretive on that basis, Steve. We can go through the numbers later.

Steve Tusa

Okay, and then just on your capital allocation plans from here, are you--what's your plan? I mean, you said you're going to be investment grade. Will you be, you know, will there--will you--what will you be doing in the next couple of years? Will there be debt reduction, buybacks, you know, just kind of what's the visibility on the other elements of capital allocation as this thing progresses?

Emerson

Monday, October 11, 2021, 9:00 AM Eastern

Frank Dellaquila

There'll be both. I mean, historically, Steve, when we've done a big transaction, we've kind of dialed back share repurchase, but we've certainly continued it. We'll make a decision as to how much as we go through time. And certainly, the emphasis will be on debt reduction to kind of be leveraged to the balance sheet from the peak at closing. So there'll be--

Steve Tusa

--Do you need to--

Frank Dellaquila

--There'll be--go ahead.

Steve Tusa

Do you need to sell something to do that?

Frank Dellaquila

No, we don't need to sell something to do that. But I mean, Lal has been clear around the portfolio. We will be active around the portfolio, but we do not need to sell something to do that.

Steve Tusa

Okay, great.

Colleen Mettler

Thank you, Steve.

Steve Tusa

Thanks.

Lal Karsanbhai

Thanks.

Operator

Our next question today will come from Rob Oliver of Baird. Please go ahead.

Rob Oliver

Great. Good morning.

Lal Karsanbhai

Hi, Rob.

Rob Oliver

Thank you very much for taking my question. Lal, good to meet you and the team. And Antonio, thanks. And congrats to everybody. Just a couple questions from you. One, and then one quick follow up. So, Antonio, when you look at the assets that will be coming over into the new Aspen OSI and geo, what is it in particular that that excites you the most? And perhaps of those, where is the hole, maybe, that is being filled that you think represents maybe the biggest incremental opportunity for new co. Aspen? And then, I have a quick follow up. Thanks.

Emerson

Monday, October 11, 2021, 9:00 AM Eastern

Antonio Pietri

Well, I mean, look, first and foremost, these are two great franchises on their own. And the talent and the passion, as I said, is what excites me because that's what drives innovation and creativity in the software space. But more importantly as well, look, the OSI business is in the middle of what's going to be a 30-or-40-year trend around electrification.

Now, Aspen Technology is incredibly relevant for the power industry and, really, for the global economy as a whole around electrification. You've probably heard of some of our customers in the chemical space. They're talking about electrical ethylene crackers were basically they're not going to use gas to fuel the conversion of gas or natural gas into plastics. They're going to use electricity. And we're going to be able to take those capabilities into our customer base and talk to them about optimizing their micro grids and their power sources.

Look, on the geo side as you refer to, it complements the supply chain for oil and gas for Aspen Technology. We’ve been into downstream, midstream, some into upstream. Now with a geological simulation software, now we covered the entire supply chain from reservoir to fuel distribution and then across into the chemical supply chain. And AspenTech is the company that will be able to do that in in this space. And as I said, look, it's not only about reservoir modeling and production optimization in order to extract resources from the ground. It’s about injecting Co2 into the ground. So, these two businesses enhance the profile of Aspen Technology around sustainability, and that's very exciting.

Rob Oliver

Great, and my follow up is around the revenue model for the two baskets that will move over into the new Aspen. I know you guys called out that they are not currently subscription or recurring revenue models. And I think, rightfully, was pointed out that you guys were a pioneer in that pivot. I mean, you guys moved to subscription before Adobe, we often tell investors, and get that extremely well and executed well on it. That said, these changes in revenue models to introduce an opportunity for customers to assess, and often do bake-off. So just curious how you think about that, how sticky those businesses are, and what sort of timeline we should think on the conversion to recurring revenue model for the new assets. Thank you guys very much.

Antonio Pietri

Yeah, let me--and thank you, Rob. Let me perhaps provide, at least from our standpoint, our perspective. Look, when we did our conversion between 2009 and 2014, ‘15. Not a single customer took the opportunity to do a bake-off in this conversion. They saw the incredible value from now having access to a suite of products and using tokens as an agnostic licensing mechanism to install and get value from those products. The same thing will happen here. And look, the transition that we undertook was for four to five years and we expect that, similarly, it will take the same time here.

Rob Oliver

Thanks again. Best wishes.

Antonio Pietri

Thank you.

Lal Karsanbhai

Thanks, Rob.

Emerson

Monday, October 11, 2021, 9:00 AM Eastern

Operator

The next question is from Jeff Sprague of Vertical Research. Please go ahead.

Jeff Sprague

Thank you. Good morning. Congrats on the deal. Lal, I was wondering if we could just get a little more context on your view about diversifying from oil and gas exposure. Obviously, AspenTech as a starting point, actually has higher exposure than Emerson. And I was also wondering if you could address what's actually going on in that EPC piece of the Aspen business. Is there any kind of secondary or tertiary energy exposure in that part of the portfolio?

Lal Karsanbhai

Yeah, I will let Antonio answer the EPC, Jeff, but thank you for the question. Look, as I think about AspenTech, AspenTech is not an oil and gas company. AspenTech is an industrial software leader with a set of technologies that is applicable, Jeff, across many industries, from life sciences, to metals, and mining, through the energy markets that they traditionally grew up in.

But those customers themselves, as Antonio so aptly described, are undergoing a tremendous transformation. And the suite of technologies that we bring to the table through AspenTech are able to solve those solutions. They're able to journey those customers to that net zero environment that they've all committed to. So very important for us to think about that way.

Furthermore, the new AspenTech is now a more diversified company, instantly upon close with T&D being its second largest segment and growing at a very high rate and the opportunities, obviously, then forward on inorganic activity that we both pursue aggressively. Antonio, on the EPC if you--

Antonio Pietri

--Yeah, no. Thank you, Lal. And you've got it right. Look, on EPC, EPC companies are themselves going through a transformation. These customers are opening up their technology portfolios into sustainability plays, whether that is hydrogen or to clarity around plastics, biofuels. So, we see them beginning to leverage our technologies to design facilities in those segments. And I think that's a transition that will happen over many years. And look, my belief and opinion is that Aspen Technology is relevance in, certainly oil and gas, EPCs, chemicals for now, power, and in the future, other industries will only increase because, at the end of the day, the chemistry and the physics of the world will always be there and that's what we do, whether it's around sustainability or process industries.

Jeff Sprague

Thank you.

CONCLUSION

Colleen Mettler

Thank you. And with that, that's our last question and we will conclude the call.

Unknown Speaker

Thank you.

Emerson

Monday, October 11, 2021, 9:00 AM Eastern

Unknown Speaker

Thank you, everyone.

Operator

All right, ladies and gentlemen, this concludes the question and answer session and also concludes the Emerson and Aspen Technology Transaction Conference call. We do thank you for attending today's presentation. You may now disconnect your lines.

Emerson

Monday, October 11, 2021, 9:00 AM Eastern

Additional Information and Where to Find It

In connection with the proposed transaction between Emerson Electric Co. (“Emerson”) and Aspen Technology, Inc. (“AspenTech”), a subsidiary of Emerson, Emersub CX, Inc. (“new AspenTech”), will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a combined proxy statement/prospectus of new AspenTech and AspenTech (the “Combined Proxy Statement/Prospectus”). AspenTech and new AspenTech will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and AspenTech will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents AspenTech and/or new AspenTech may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, SECURITY HOLDERS OF EMERSON AND SECURITY HOLDERS OF ASPENTECH ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED BY ASPENTECH OR NEW ASPENTECH WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by AspenTech and/or new AspenTech without charge through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Emerson or AspenTech:

Emerson	AspenTech
8000 West Florissant Avenue, P.O. Box 4100	20 Crosby Drive
St. Louis, MO 63136	Bedford, MA 01730
Media Relations: EmersonPR@fleishman.com www.emerson.com/en-us/investors Investor Relations: Colleen Mettler, Vice President, Investor Relations	Media Relations: Andrew Cole / Chris Kittredge / Frances Jeter Sard Verbinnen & Co. AspenTech-SVC@sardverb.com http://ir.aspentech.com/ Investor Relations: Brian Denyeau ICR Brian.Denyeau@icrinc.com
(314) 553-1705 investor.relations@emerson.com

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Emerson, AspenTech, new AspenTech and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Emerson is contained in Emerson’s proxy statement for its 2021 annual meeting of stockholders, filed with the SEC on December 11, 2020, its Annual Report on Form 10-K for the year ended September 30, 2020, which was filed with the SEC on November 16, 2020 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of AspenTech is contained in AspenTech’s proxy statement for its 2021 annual meeting of stockholders, filed with the SEC on December 9, 2020, its Annual Report on Form 10-K for the year ended June 30, 2021, which was filed with the SEC on August 18, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of new AspenTech following completion of the proposed transaction; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target” or other similar words or expressions or negatives of these words, but not all forward-looking statements include such identifying words.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others: (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of AspenTech may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by Emerson, AspenTech or new AspenTech, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of new AspenTech following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the industrial software business of Emerson with the business of AspenTech; (6) the ability of new AspenTech to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of new AspenTech; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in economic, financial, political and

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regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (13) the ability of Emerson, AspenTech and new AspenTech to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (14) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (15) actions by third parties, including government agencies; (16) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (17) the risk that disruptions from the proposed transaction will harm Emerson’s and AspenTech’s business, including current plans and operations; (18) certain restrictions during the pendency of the acquisition that may impact Emerson’s or AspenTech’s ability to pursue certain business opportunities or strategic transactions; (19) Emerson’s, AspenTech’s and new AspenTech’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (20) other risk factors as detailed from time to time in Emerson’s and AspenTech’s reports filed with the SEC, including Emerson’s and AspenTech’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Combined Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors to be presented in the Combined Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

Any forward-looking statements speak only as of the date of this communication.  Neither Emerson, AspenTech nor new AspenTech undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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